June 15, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F Street N.E.
Washington, D.C. 20549

Re:    McDonald's Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 23, 2021
File No. 001-05231

Dear Division of Corporation Finance:

McDonald's Corporation (“McDonald’s”, the “Company”, “we,” or “our”) has received your letter dated June 2, 2021 with respect to the review by the staff (the “Staff”) of the Securities and Exchange Commission of the Company’s Form 10-K for the fiscal year ended December 31, 2020.

For the convenience of the Staff, the comment in your June 2, 2021 letter is repeated herein and the Company’s response is set forth immediately below such comment.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis
Restaurant Margins, page 15

1.We note your presentation of Restaurant Margins. Please revise to provide a description of how franchised restaurant margins and company-operated margins are derived. Additionally, please explain the limitations on the usefulness of company-operated margins to emphasize that it excludes costs that are necessary to support the operations of your restaurants.

RESPONSE:

The Company acknowledges the Staff’s comment and will provide the following additional information about restaurant margins in future quarterly and annual filings:

Franchised restaurant margins are measured as revenues from franchised restaurants less franchised restaurant occupancy costs. Franchised revenues include rent and royalties based on a percent of sales, and initial fees. Franchised restaurant occupancy costs include lease expense and depreciation, as the Company generally owns or secures a long-term lease on the land and building for the restaurant location.
Company-operated restaurant margins are measured as sales from Company-operated restaurants less costs for food & paper, payroll & employee benefits and occupancy & other operating expenses necessary to run an individual restaurant. Company-operated margins exclude costs that are not allocated to individual restaurants, primarily payroll & employee benefit costs of non-restaurant support staff, which are included in selling, general & administrative expenses.

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We appreciate your consideration of the response provided herein and look forward to hearing from you. If you have any additional comments or questions regarding these matters, please do not hesitate to contact Catherine Hoovel at catherine.hoovel@us.mcd.com or me at kevin.ozan@us.mcd.com.

Very Truly Yours,

/s/ Kevin Ozan
Kevin Ozan Corporate Executive Vice President and Chief Financial Officer

cc:
Christopher Kempczinski, President, Chief Executive Officer and Director
Desiree Ralls-Morrison, General Counsel and Corporate Secretary
Catherine Hoovel, Corporate Vice President - Chief Accounting Officer
Sean Richards, Ernst & Young LLP